UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Stagwell Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

552697104

(CUSIP Number)

Michael Thorne, Esq.

AlpInvest US Holdings, LLC

One Vanderbilt Ave, Suite 3400

New York, N.Y. 10171

Telephone: (212) 332-6240

with a copy to:

Adam J. Dobson, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	Page 2 of 25

(1)	Names of reporting persons AlpInvest Partners US Secondary Investments 2016 I C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,689,995(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,689,995(1)

(11)	Aggregate amount beneficially owned by each reporting person 12,689,995(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 9.9%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, par value $0.00001 (the “Class C Common Stock”) held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”). The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of the Issuer outstanding as of May 3, 2023, as reported by the Stagwell Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023 (the “10-Q”), (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the definitive proxy on Schedule 14A filed by the Issuer with the SEC on May 1, 2023 (the “Proxy”) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares (as defined herein) described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to (after giving effect to the Blocker Provision) cause Stagwell Media LP to distribute 12,689,995 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 3 of 25

(1)	Names of reporting persons AlpInvest PEP Secondary 2017 C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,233,221(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,233,221(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,233,221(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.3%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the issuer in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 5,233,221 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 4 of 25

(1)	Names of reporting persons AlpInvest Secondaries Fund VI C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,689,995(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,689,995(1)

(11)	Aggregate amount beneficially owned by each reporting person 12,689,995(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 9.9%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Issuer in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 12,689,995 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 5 of 25

(1)	Names of reporting persons AlpInvest Secondaries Fund (Euro) VI C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,277,459(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,277,459(1)

(11)	Aggregate amount beneficially owned by each reporting person 2,277,459(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.9%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right (after giving effect to the Blocker Provision) to cause Stagwell Media LP to distribute 2,277,459 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 6 of 25

(1)	Names of reporting persons GGG US Secondary 2017 C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 871,519(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 871,519(1)

(11)	Aggregate amount beneficially owned by each reporting person 871,519(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.7%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Issuer in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 871,519 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 7 of 25

(1)	Names of reporting persons AlpInvest GA Secondary C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 193,214(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 193,214(1)

(11)	Aggregate amount beneficially owned by each reporting person 193,214(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.2%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 193,214 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 8 of 25

(1)	Names of reporting persons AG Secondary C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,553,934(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,553,934(1)

(11)	Aggregate amount beneficially owned by each reporting person 1,553,934(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.3%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 1,553,934 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 9 of 25

(1)	Names of reporting persons APSS Secondary C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 398,761(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 398,761(1)

(11)	Aggregate amount beneficially owned by each reporting person 398,761(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 398,761 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 10 of 25

(1)	Names of reporting persons AJ Secondary C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 234,324(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 234,324(1)

(11)	Aggregate amount beneficially owned by each reporting person 234,324(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.2%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 234,324 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 11 of 25

(1)	Names of reporting persons AP Fondo Secondaries II C.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 559,088(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 559,088(1)

(11)	Aggregate amount beneficially owned by each reporting person 559,088(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.5%(2)
(14)	Type of reporting person (see instructions) LP

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute 559,088 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 12 of 25

(1)	Names of reporting persons AlpInvest Partners B.V.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 12,689,995(1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 12,689,995(1)

(11)	Aggregate amount beneficially owned by each reporting person 12,689,995(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 9.9%(2)
(14)	Type of reporting person (see instructions) CO

(1)

Calculated as of May 9, 2023. The Reporting Person is a limited partner of Stagwell Media LP. As described herein, the Reporting Person (acting together with the other Reporting Persons) has the right to cause Stagwell Media LP to convert Class C Common Stock, held by Stagwell Media LP and make a distribution in kind of shares Class A Common Stock. The number of shares that the Reporting Persons have the right to cause Stagwell Media LP to distribute is based on, among other things, the trading price of the Class A Common Stock. Such right is subject to the Blocker Provision (as defined herein).

(2)

Based on (i) 129,689,614 shares of Class A Common Stock of the Issuer outstanding as of May 3, 2023, as reported by the Company in the 10-Q, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the Proxy) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Person’s right to cause Stagwell Media LP to distribute (after giving effect to the Blocker Provision (as defined herein) 12,689,995 shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock.

CUSIP No. 552697104	Page 13 of 25

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”) of Stagwell Inc. (the “Issuer”), a Delaware corporation whose principal executive officers are located at One World Trade Center, Floor 65, New York, NY 10007.

Item 2. Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1. AlpInvest Partners US Secondary Investments 2016 I C.V., a limited partnership organized under the laws of the Netherlands (“US Secondary“);

2. AlpInvest PEP Secondary 2017 C.V., a limited partnership organized under the laws of the Netherlands (“PEP Secondary“);

3. AlpInvest Secondaries Fund VI C.V., a limited partnership organized under the laws of the Netherlands (“Secondaries Fund VI“);

4. AlpInvest Secondaries Fund (Euro) VI C.V., a limited partnership organized under the laws of the Netherlands (“Secondaries Fund (Euro)“);

5. GGG US Secondary 2017 C.V., a limited partnership organized under the laws of the Netherlands (“GGG“);

6. AlpInvest GA Secondary C.V., a limited partnership organized under the laws of the Netherlands (“GA Secondary“);

7. AG Secondary C.V., a limited partnership organized under the laws of the Netherlands (“AG Secondary“);

8. APSS Secondary C.V., a limited partnership organized under the laws of the Netherlands (“APSS Secondary“);

9. AJ Secondary C.V., a limited partnership organized under the laws of the Netherlands (“Secondary CV“);

10. AP Fondo Secondaries II C.V., a limited partnership organized under the laws of the Netherlands (“Secondaries II“ and, together with US Secondary, PEP Secondary, Secondaries Fund VI, Secondaries Fund (Euro), GGG, GA Secondary, AG Secondary, APSS Secondary, and Secondary CV the “AlpInvest Funds”); and

11. AlpInvest Partners B.V., a Netherlands corporation (the “AlpInvest Manager”).

AlpInvest Partners Secondary Investments 2016 I B.V. is the general partner of US Secondary. AlpInvest PEP GP B.V. is the general partner of PEP Secondary.    AlpInvest SF VI B.V. is the general partner of each of Secondaries Fund VI and Secondaries Fund (Euro). AlpInvest GGG B.V. is the general partner of GGG. AlpInvest GA B.V. is the general partner of GA Secondary. AlpInvest G GP B.V. is the general partner of AG Secondary. AlpInvest PSS GP B.V. is the general partner of APSS Secondary. AlpInvest J GP B.V. is the general partner of Secondary CV. AlpInvest Fondo B.V. is the general partner of Secondaries II.

CUSIP No. 552697104	Page 14 of 25

AlpInvest Manager is the managing director of each of AlpInvest Partners Secondary Investments 2016 I B.V., AlpInvest PEP GP B.V., AlpInvest SF VI B.V., AlpInvest GGG B.V., AlpInvest GA B.V., AlpInvest G GP, B.V., AlpInvest PSS GP B.V., AlpInvest J GP B.V., AlpInvest Fondo B.V. (collectively, the “General Partners”). Due to this relationship, AlpInvest Manager may be deemed to exercise voting and dispositive power with respect to securities held by the AlpInvest Funds. Each of the Reporting Persons and General Partners disclaims beneficial ownership of securities owned by the AlpInvest Funds except to the extent of its pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

The principal business of each of the AlpInvest Funds is to make investments. The principal business of AlpInvest Manager is to manage the AlpInvest Funds and other affiliated investment vehicles. The address of the principal business and principal office of each of the Reporting Persons is c/o AlpInvest Partners B.V., Jachthavenweg 118, Amsterdam, Netherlands, 1081 KJ.

The name, business address, citizenship, present principal occupation and employment history of each of the officers of the controlling persons of the AlpInvest Manager are set forth in Schedule A to this Schedule 13D (such officers, collectively, the “Related Persons”).

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

On August 13, 2018, the AlpInvest Funds became limited partners of Stagwell Media LP, a limited partnership (the “Limited Partnership”) that acquired securities of the Issuer. As amended over time, the Limited Partnership Agreement (“LPA”) governing the Limited Partnership provided that if the Limited Partnership continued to hold equity securities of the Issuer as of April 30, 2023, the AlpInvest Funds had (subject to the Limited Partnership continuing to hold such securities and not electing to make cash distributions to and redeem the AlpInvest Funds interests in the Limited Partnership) the right to cause the Limited Partnership to convert or exchange any convertible or exchangeable securities it held of the Issuer to Class A Common Stock and distribute shares of Class A Common Stock held by the Limited Partnership to the partners of the Limited Partnership. The number of shares that the AlpInvest Funds have the right to cause the Limited Partnership to distribute is determined by, among other things, the trading price of the Class A Common Stock. Prior to April 30, 2023, the Reporting Persons did not have or share voting power or investment power over any shares of Class A Common Stock held by the Limited Partnership. Such power was held solely by the general partner of the Limited Partnership.

On May 8, 2023, the AlpInvest Funds directed the Limited Partnership to make a partial distribution in kind of shares of Class A Common Stock held by the Limited Partnership. In connection with that instruction, the Limited Partnership entered into an agreement with the AlpInvest Funds in which it agreed to effect the distribution by May 31, 2023. If not effected by that date, unless otherwise agreed by the AlpInvest Funds and the Limited Partnership and its general partner, the distribution in-kind will be abandoned. There are no conditions to the obligation of the Limited Partnership to effect the distribution. The number of shares of Class A Common Stock to be distributed to each AlpInvest Fund (the “Distributed Shares”) is as follows:

CUSIP No. 552697104	Page 15 of 25

AlpInvest Fund:	Number of Shares of Class A Common Stock:
US Secondary	7,897,045
PEP Secondary	2,824,653
Secondaries Fund VI	9,305,931
Secondaries Fund (Euro)	1,229,268
GGG	470,406
GA Secondary	118,628
AG Secondary	838,743
APSS Secondary	215,233
Secondary CV	126,477
Secondaries II CV	301,770
Total	23,328,154

On May 9, 2023, the AlpInvest Funds entered into a Share Repurchase Agreement with the Issuer (the “Share Repurchase Agreement”). Pursuant to the Share Repurchase Agreement, the Issuer agreed to repurchase the Distributed Shares from the AlpInvest Funds at a price of $6.43 per share, for total proceeds of $150,000,030.22. The AlpInvest Funds and the Limited Partnership have agreed that, for purposes of the LPA and determining the amount of distributions that the AlpInvest Funds continue to have the right to receive under the LPA, the Distributed Shares are valued at that same price. If the Share Repurchase Agreement is not consummated by May 31, 2023, unless otherwise agreed by the AlpInvest Funds and the Issuer, it will be terminated. The Share Repurchase Agreement is attached hereto as Exhibit 2.

On May 10, 2023, the Reporting Persons entered into an agreement with the general partner of the Limited Partnership that provides that the Reporting Persons cannot cause the Limited Partnership to make a distribution of shares of Class A Common Stock if, immediately following such distribution, the Reporting Persons (together with any persons with whom their beneficial ownership would be aggregated under for purposes of Section 13(d) or Section 16 of the U.S. Securities Exchange Act of 1934, as amended) would, after giving effect to such distribution, beneficially own more than 9.9% of the outstanding shares of Class A Common Stock (the “Blocker Provision”).

The Reporting Persons are currently engaged in advanced negotiations with Stagwell Media LP to redeem the AlpInvest Funds’ remaining interest in Stagwell Media LP. Such negotiations are ongoing and remain subject to final documentation. If such negotiations are successful and the redemption is consummated, the Reporting Persons will no longer beneficially own any securities of the Issuer.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

CUSIP No. 552697104	Page 16 of 25

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)(b)     Calculations of the percentage of shares of Class A Common Stock beneficially owned are based on (i) 129,689,614 shares of Class A Common Stock outstanding as of May 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023, (ii) an assumed conversion by Stagwell Media LP of 9,130,317 shares of Class C Common Stock, par value $0.00001 (the “Class C Common Stock”) of the Issuer to shares of Class A Common Stock, which (based on information disclosed in the definitive proxy on Schedule 14A filed by the Issuer with the SEC on May 1, 2023 (the “Proxy”) would be the minimum number of shares of Class C Common Stock that would need to be converted to effect the distribution of the Distributed Shares described in Item 4, (iii) the repurchase by the Issuer of an aggregate of 23,328,154 shares of Class A Common Stock from the Reporting Persons and (iv) the Reporting Persons’ right to cause Stagwell Media LP to distribute (after giving effect to the Blocker Provision) shares of Class A Common Stock, which (based on information disclosed in the Proxy) would require Stagwell Media LP to convert an equal number of shares of Class C Common Stock to Class A Common Stock. After giving effect to the Blocker Provision, the Reporting Persons beneficially own, in the aggregate, 9.9% of the outstanding shares of Class A Common Stock, as calculated in accordance Rule 13d-3 under the Exchange Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

2.	Form of Stock Repurchase Agreement between the Reporting Persons and the Issuer.

CUSIP No. 552697104	Page 17 of 25

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: May 10, 2023

AlpInvest Partners US Secondary Investments 2016 I C.V.
By: AlpInvest Partners Secondary Investments 2016 I B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By:	/s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By:	/s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

AlpInvest PEP Secondary 2017 C.V.
By: AlpInvest PEP GP B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By:	/s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

CUSIP No. 552697104	Page 18 of 25

AlpInvest Secondaries Fund VI C.V.
By: AlpInvest SF VI B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

AlpInvest Secondaries Fund (Euro) VI C.V.
By: AlpInvest SF VI B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

GGG US Secondary 2017 C.V.
By: AlpInvest GGG B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

CUSIP No. 552697104	Page 19 of 25

AlpInvest GA Secondary C.V.
By: AlpInvest GA B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol Titled: Authorized Signatory

AG Secondary C.V.
By: AlpInvest G GP, B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

APSS Secondary C.V.
By: AlpInvest PSS GP B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

CUSIP No. 552697104	Page 20 of 25

AJ Secondary C.V.
By: AlpInvest J GP B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

AP Fondo Secondaries II C.V.
By: AlpInvest Fondo B.V., its general partner
By: AlpInvest Partners B.V., its managing director

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

AlpInvest Partners B.V.

By: /s/ Marc Rademakers
Name: Marc Rademakers
Title: Authorized Signatory

By: /s/ Marnix Mol
Name: Marnix Mol
Titled: Authorized Signatory

Schedule A

The following sets forth certain information regarding the managers of AlpInvest Partners B.V. The business address for each of the following persons is Jachthavenweg 118, 1081 KJ, Amsterdam..

Name	Citizenship	Present Principal Occupation or Employment

Moerel, Wouter, Jeroen	The Netherlands	Director at AlpInvest Partners B.V.

Herberg, Erica, Kathleen	USA	Director and Chief Financial Officer at AlpInvest Partners B.V.

Bagijn-van Overbeeke, Geertruida, Rudolfina	The Netherlands	Director at AlpInvest Partners B.V.